EXHIBIT 99.1

Yamana Gold Announces Voting Results From Annual Meeting of Shareholders

TORONTO, April 29, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) herein announces the results of the votes held at the annual meeting of shareholders for the election of directors, the appointment of auditors and the advisory resolution on executive compensation.   Detailed results of the votes are presented below.

Voting results for the election of directors are as follows:

Nominee	Outcome of Vote	Votes By Poll
		Votes For	Votes Withheld
John Begeman	Carried	467,642,124	65,243,958
		(87.76%)	(12.24%)
Christiane Bergevin	Carried	527,272,319	5,613,762
		(98.95%)	(1.05%)
Alexander Davidson	Carried	461,241,497	71,644,585
		(86.56%)	(13.44%)
Richard Graff	Carried	496,669,665	36,216,416
		(93.20%)	(6.80%)
Kimberly Keating	Carried	529,950,536	2,935,545
		(99.45%)	(0.55%)
Peter Marrone	Carried	509,776,626	23,109,456
		(95.66%)	(4.34%)
Daniel Racine	Carried	517,042,952	15,843,130
		(97.03%)	(2.97%)
Jane Sadowsky	Carried	517,457,529	15,428,552
		(97.10%)	(2.90%)
Dino Titaro	Carried	491,691,701	41,194,380
		(92.27%)	(7.73%)

Voting results for the appointment of Deloitte LLP as auditors are as follows:

Outcome of Vote	Votes By Poll
	Votes For	Votes Withheld
Carried	580,717,372	38,842,951
	(93.73%)	(6.27%)

Voting results for the advisory resolution on executive compensation as described in the Company’s 2021 Information Circular are as follows:

Outcome of Vote	Votes By Poll
	Votes For	Votes Against
Carried	491,492,155	41,393,924
	(92.23%)	(7.77%)

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888